

July 22, 2024

Andrew Hubacker
Chief Financial Officer
UWM Holdings Corporation
585 South Boulevard E.
Pontiac, MI 48341

> **Re: UWM Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-39189**

Dear Andrew Hubacker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance